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                                                                   EXHIBIT 99(e)

                      AMENDMENT TO TAX SHARING AGREEMENT

     This Amendment to Tax Sharing Agreement is dated as of February 21, 1996, by and among INTERCO INCORPORATED, a Delaware Corporation ("Interco"), and Converse Inc., a Delaware corporation ("Converse") and the Converse Subsidiaries. Defined terms used in this Agreement but not herein defined shall have the same meanings set forth in the Tax Sharing Agreement dated as of November 17, 1994 by and among Interco, Converse and the Converse Subsidiaries (the "Tax Sharing Agreement").

     WHEREAS, Interco, Converse and the Converse Subsidiaries are parties to the Tax Sharing Agreement;

     WHEREAS, Section 12 of the Tax Sharing Agreement provides that it may be amended in a writing signed by Interco and Converse;

     WHEREAS, pursuant to the Tax Sharing Agreement, the consent of both Interco and Converse is required to carryback any Post-Distribution Tax Asset to Pre-Distribution Periods;

     WHEREAS, Interco will not receive any economic benefit from a Converse Post-Distribution Tax Asset unless Converse forgoes its ability to carry the Tax Asset forward and instead carries it back to Pre-Distribution Periods;

     WHEREAS, Converse cannot determine with certainty what benefit, if any, it might receive if it carries the Tax Asset forward and it desires to obtain an immediate economic benefit from the Tax Asset; and

     WHEREAS, in order to carryback certain of Converse's Post-Distribution Tax Assets arising in Converse's tax period ended December 30, 1995 and December 28, 1996, instead of forward, Interco and Converse desire to amend the Tax Sharing Agreement in respect to certain Tax Assets.

     NOW THEREFORE, in consideration of their mutual promises, the parties hereby agree as follows:

     1.  Tax Sharing Agreement Not to Apply. Notwithstanding the provisions of
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the Tax Sharing Agreement, including Sections 2(e) and 3 thereof, Interco and
Converse agree that Converse shall carryback federal income tax operating losses from its tax period ended December 30, 1995 and December 28, 1996 (the "Subject Post-Distribution Tax Asset") to one or more Pre-Distribution Tax Periods. This Agreement shall apply to the first $41 million of net operating losses carried back for federal income tax purposes arising in Converse's tax years ending December 31, 1995 and 1996 and to the extent such net operating loss carryback available for such years exceed $41 Million ("Excess Tax Assets"), any tax refund arising from such Excess Tax Assets shall be shared on a 50/50 basis between Converse and Interco in accordance with Section 3(a) of the Tax Sharing Agreement and

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notwithstanding Section 4 hereof, such Excess Tax Assets shall be subject to all other provisions of the Tax Sharing Agreement.

     2.  Payments. On the first business day following the Effective Date (as
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herein defined) Interco shall pay to Converse, in cash, the amount of Eight
Million Dollars ($8,000,000) in full payment of Converse's share of the benefits expected to arise from such carrybacks. Except for possible payments in respect of Excess Tax Assets, no further payments shall be required to be made to Converse in respect of such carrybacks or any tax benefit therefrom and Converse agrees that any refund received by Interco on account of the Subject Post-Distribution Tax Asset will be solely for Interco's account. In the event Converse receives any payment on account of such refunds, it agrees that it will receive such payment in trust for the account of Interco and will immediately upon receipt turn the payment over to Interco with all necessary endorsements.

     3.  Representations and Covenants.
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     (i) Commencing on the date hereof, Interco and Converse shall consult regarding the preparation of the 1995 Converse federal income tax return. Converse shall deliver to Interco on or before March 1, 1996, a working draft of the 1995 Converse federal income tax return. By March 7, 1996, Converse shall provide Interco with a copy of its completed and unfiled federal income tax return for the period ended December 30, 1995, and Interco shall have six days to review and comment on such return.

    (ii) By March 15, 1996, Converse shall file and provide Interco with a copy of its federal income tax return, as filed, relating to its year ended
December 30, 1995.

   (iii) Interco shall file federal income tax carryback refund claims with respect to all of the losses shown on the return described in Section 3(ii) promptly after receipt of such return and provide Converse with copies of such filings from which Interco may delete any information relevant to its other Subsidiaries so long as sufficient information is made available to Converse to compute any carry forward of Converse from such years.

    (iv) Converse and Interco agree to cooperate fully with each other in connection with the carrybacks and claims for refund described herein and in connection with any federal tax audits of Converse or Interco in respect of the tax years in which the carried back losses arose or to which such losses were carried.

     (v) Interco represents that it has not filed any amended returns nor Request for a carryback Refund for the carryback years.

    (vi) Converse represents that it has not filed any amended returns nor Request for a carryback Refund for the carryback years.

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     (vii)  Converse represents and warrants to Interco that:

            (a) the 1995 federal income tax return to be prepared and filed by Converse pursuant to Section 3(ii) hereof will report a net operating loss aggregating at least $31 million;

            (b) the 1995 and 1996 federal income tax returns to be prepared and filed by Converse pursuant to Sections 3(ii) and (ix) will report aggregate net operating losses that may be carried back to the Interco consolidated federal income tax return for one or more Pre-Distribution Tax Periods in an amount available to be carried back equal to at least $31 million after the Final Determination of any IRS audit; and

            (c) Converse shall not settle any federal income tax audit for the 1995 tax year or the 1996 tax year without the written consent of Interco which consent will not be unreasonably withheld.

     (viii) Converse shall deliver to Interco on or before March 1, 1997, a working draft of the 1996 Converse federal income tax return. By March 7, 1997, Converse shall provide Interco with a copy of its completed and unfiled federal income tax return for the period ended December 28, 1996, and Interco shall have six days to review and comment on such return.

     (ix) By March 15, 1997, Converse shall file and provide Interco with a copy of its federal income tax return, as filed, relating to its year ended December 28, 1996.

     (x)  Converse covenants and agrees that:

          (a) the 1995 and 1996 federal tax returns and the 1995 and 1996 records will be prepared consistently with past practice, except for any changes required by law;

          (b) no extraordinary bookkeeping measures will be taken for the purpose of reducing the amount of tax loss in 1995 or 1996, or for the purpose of shifting any such tax loss to any year other than 1995 or 1996, including, without limitation, the establishment of excessive reserves, the failure to expense a bad debt as and when it becomes recognizable as such, or the shifting of losses from Converse to one of its subsidiaries, if a purpose of such measure is to diminish or defeat Interco's rights hereunder, provided, however, that Converse retains the flexibility to exercise its judgment with respect to tax and business matters and routine tax and business planning; and

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           (c)  to the extent allowable under the federal income tax laws,
                Converse will claim as losses in 1995 and 1996 all losses, including but not limited to the write-off or partial write-off of all advances or loans to Apex, associated with its investment in Apex.

    (xi) Interco shall file federal refund claims with respect to all of the losses shown on the return described in Section 3(ix) promptly after receipt of such return and provide Converse with copies of such filings from which Interco may delete any information relevant to its other Subsidiaries so long as sufficient information is made available to Converse to compute any carry forward of Converse from such years.

    (xii) Interco shall not settle any federal income tax audit relating to the claims for refunds described in Section 3(iii) and (xi) without the written consent of Converse (which consent shall not be unreasonably withheld) if the issue involved in such audit, if determined adversely, could result in payment by Converse hereunder or if such issue would reduce the carry forward of Converse from such years.

     4.  Tax Sharing Agreement to Continue. Except with respect to any matter
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relating to or arising out of the carrybacks and refunds described in this
Amendment, which shall be governed solely by this Amendment, the Tax Sharing Agreement shall continue in full force and effect. It is specifically agreed that sections 2, 3, 6(a) and 9 of the Tax Sharing Agreement shall not apply to any matter relating to or arising out of the carrybacks and refunds described in this Amendment; provided, however, that the balance of the agreement shall apply.

     5.  Converse Executive Committee Approval. Any provision herein to the
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contrary notwithstanding, the obligations of the parties hereunder are expressly subject to the approval of this Amendment in its final form by the Executive Committee of Converse's Board of Directors. Converse agrees to provide Interco with notice in writing (the "Notice of Approval") promptly upon such approval, and the date upon which Converse provides such Notice of Approval shall be known as the "Effective Date." On the Effective Date, this Amendment shall be deemed to be fully effective and the obligations of the parties undertaken herein shall be deemed binding. If no Notice of Approval shall have been received by Interco on or prior to March 15, 1996, this Amendment shall be considered null and void and the original Tax Sharing Agreement shall be deemed to be in full force and effect without amendment. Notwithstanding the foregoing, and regardless of whether or not the Notice of Approval has yet been given, between the date hereof and the earlier of (a) March 15, 1996 or (b) the date upon which Converse notifies Interco in writing of its intention not to provide the Notice of Approval, Converse shall comply with its obligations under Sections 3(i), (ii) and (x) hereof, and the satisfaction of those obligations (to the extent the date for performance of same predates the Notice of Approval) shall be a condition precedent to Converse's right to give valid Notice of Approval.

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     IN WITNESS WHEREOF, the parties hereto have executed and delivered this
Agreement as of the day and year first above written.

INTERCO INCORPORATED                   Converse Inc.

By: /s/ Lynn Chipperfield              By: /s/ Donald J. Camacho
    ---------------------                  ---------------------
    Its: Vice President                    Senior Vice President
         and Secretary


Converse Star I, Inc.                  Converse Germany, Inc.

By: /s/ Donald J. Camacho              By: /s/ Donald J. Camacho
    ---------------------                  ---------------------
        Vice President                         Vice President


Converse EMEA, Ltd.                    Converse Benelux Holding Company, Inc.

By: /s/ Donald J. Camacho              By: /s/ Donald J. Camacho
    ---------------------                  ---------------------
        Vice President                         Vice President


Converse Europe, Inc.                  Converse Iberia, Inc.

By: /s/ Donald J. Camacho              By: /s/ Donald J. Camacho
    ---------------------                  ---------------------
        Vice President                         Vice President


Converse Benelux, Inc.                 Converse France, Inc.

By: /s/ Donald J. Camacho              By: /s/ Donald J. Camacho
    ---------------------                  ---------------------
        Vice President                         Vice President


Converse Italy, Inc.

By: /s/ Donald J. Camacho
    ---------------------
        Vice President

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